

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Kimberly Nelson
Chief Financial Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

> **Re: SPS Commerce, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-34702**

Dear Kimberly Nelson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Metrics and Non-GAAP Financial Measures, page 28

1. We note you disclose on page 12 that in order to increase your revenue and achieve and maintain profitability you must sell additional products to existing customers and your customers must increase their use of products. You also disclose that you do not have long-term contracts with most of your recurring customers and therefore the lack of success in maintaining or improving forecasted renewal rates will have an adverse effect on revenue and financial results. Please tell us what measures or metrics management uses to monitor customer retention and renewals, if any, and revise to provide a quantified discussion of such measures for each period presented. Refer to SEC Release No. 33-10751.

<u>Year Ended December 31, 2023 compared to year ended December 31, 2022, page 30</u>

2.      You disclose that the increase in revenue resulted, in part, from continued business growth and business acquisitions. Please tell us and revise to disclose the amount or percentage of such increase from new customers versus existing customers as well as from business acquisitions, to provide additional context to your revenue growth as well as the extent to which your various business acquisitions have impacted such growth. Refer to Item 303(b) of Regulation S-K and Section III.B.1. of SEC Release No. 33-8350.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:     Brian Senger